Correspondence

NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 20, 2026

Marion Graham

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exousia Pro, Inc. Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed March 11, 2026 File No. 024-12629

Dear Ms. Graham:

This is in response to the letter of comment of the Staff dated March 18, 2026, relating to the captioned Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A of Exousia Pro, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

Comment No. 1: Please note that the pro forma balance sheet should be based on the latest balance sheet included in the filing and the pro forma income statement should be based on the latest fiscal year and interim period included in the filing. Please tell us how you determined your current pro forma presentation is appropriate in accordance with Article 11 of Regulation S-X and/or revise your presentation in an amended filing.

Please be advised that the pro form balance sheet has been revised to reflect the latest balance sheet included in the filing, September 30, 2025.

_________________________________

Please be advised that, with respect to the selling shareholder disclosure, such disclosure has been updated to reflect the most recent disclosure standards, as discussed by the Staff and the undersigned.

Please be further advised that, in light of recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Exousia Pro, Inc.